Mail Stop 4561

February 5, 2010

Mr. John McAdam
Chief Executive Officer
F5 Networks, Inc.
401 Elliott Ave. West
Seattle, WA 98119

   Re: **F5 Networks, Inc.**
     Form 10-K for the Fiscal Year Ended September 30, 2009
     File No. 000-26041

Dear Mr. McAdam:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Patrick Gilmore
        Accounting Branch Chief